March 25, 2011

John P. Nolan
Senior Assistant Chief Accountant
C/o Babette Cooper
United States Securities and Exchange Commission
Washington, D.C. 2054

Re:	Las Vegas Railway Express, Inc.
Form 10-Q for Fiscal Quarter Ended
December 31, 2010
File No. 333-144973

Dear Ms. Cooper:

In response to your letter dated March 15, 2011, here are the answers as follows:

Form 10-Q as of December 31. 2010

Note 3 -Notes Payable, page 10

1.
We note you recognized a $238,374 gain on the extinguishment of debt. Per ASC 470-50-40-3, when a company has an early extinguishment of debt through exchange of equity, the price of the extinguished debt shall be determined by the value of the equity issued or the value of the debt - whichever is more clearly evident. Please tell us why you believe the value of your common stock issued was considered to be more evident than the value of the debt extinguished, Further, please provide us with the calculations you used to calculate the gain on extinguishment of debt.

Response:

The debt was exchanged for collateral.  No shares were exchanged; therefore ASC 470-50-40-3 did not apply in the extinguishment of the debt.  We applied ASC 470-50-40-2 “A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods.”

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

The collateral on the debt were the notes in the Loan Portfolio that had initially been acquired from South Lake Capital.  The loan portfolio had been written off in a prior period.  The carrying value of the notes ($400,000) and accrued interest ($27,444) was offset by $189,070.27 in unamortized debt discount.  The warrants that created the debt discount had already been converted to shares and were not part of the surrender of the notes payable.

Management's Discussion and Analysis, page 12

Continuing Operations - Passenger Train Service, page 14

2.
We note your disclosure stating the "Company Filed with the SEC to raise capital. It raised $1,269,000...." We did not note any Forms filed with the SEC to raise capital.  Please explain why you state you filed with the SEC to raise capital.  Please clarify in future filings the meaning of this statement.

Response:

The Company filed with the SEC on November 3, 2010.

FORM D/A was filed on November 3, 2010 as an amendment to a previous filed FORM D.  Said filing is attached as Exhibit A.

Exhibits 31.1 and 31.2

3.
We note multiple differences between the language of your certifications and the language required by Item 601(b)(31) of Regulation S-K. We issued a comment on this matter as it pertained to the certifications included in your Form 10-Q for the period ending September 30, 2010. Please tell us why you have not corrected these wording differences. Also, please confirm with us in writing that you will revise all future certifications accordingly and provide us with a copy of your proposed certifications.

Response:

We erroneously did not correct the template for the December 31, 2010 quarterly report.  The only deviation we noted from Regulation S-K 601 Exhibit 31 regarding Rule 13a-14(a) and 15d-15(a) was the additional disclosure of point 6.  We will remove that disclosure in future filings.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Exhibit 31.1

Section 302 Certification of Chief Executive Officer

I, Michael Barron, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of Las Vegas Railway Express, Inc.

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances   under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations  and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   all significant  deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: November 12, 2010

/s/ Michael A. Barron
     Michael A. Barron
     Chief Executive Officer

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Exhibit 31.2

Section 302 Certification of Chief Financial Officer

I, John M. Zilliken, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of Las Vegas Railway Express, Inc.

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances   under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations  and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   all significant  deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: November 12, 2010

/s/ John M. Zilliken
     John M. Zilliken
     Chief Financial Officer

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

If you have any questions, please feel free to contact me at (702) 583-6715.

Sincerely,

/s/ Michael A. Barron

Michael A. Barron
Chief Executive Officer

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

EXHIBIT A

Morningstar® Document Research℠

FORM D/A

LAS VEGAS RAILWAY EXPRESS, INC. - XTRN

Filed: November 03, 2010 (period:)

Amendment to a previously filed Form D

FORM D

Notice of Exempt Offering of Securities

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0076
Expires: June 30, 2012
Estimated Average burden hours per response: 4.0

1. Issuer's Identity

CIK (Filer ID Number): 0001405227

Previous Name(s): ☐ None

Name of Issuer: LAS VEGAS RAILWAY EXPRESS, INC.

Jurisdiction of Incorporation/Organization: DELAWARE

Entity Type:
- (●) Corporation
- ( ) Limited Partnership
- ( ) Limited Liability Company
- ( ) General Partnership
- ( ) Business Trust
- ( ) Other

Year of Incorporation/Organization
- ( ) Over Five Years Ago
- (●) Within Last Five Years (Specify Year) 2007
- ( ) Yet to Be Formed

2. Principal Place of Business and Contact Information

Name of Issuer: LAS VEGAS RAILWAY EXPRESS, INC.

Street Address 1	Street Address 2
6650 VIA AUSTI PARKWAY	SUITE 170

City	State/Province/Country	ZIP/Postal Code	Phone No. of Issuer
LAS VEGAS	NEVADA	89119	702-583-6715

Source: LAS VEGAS RAILWAY EXPRESS, INC., D/A, November 03, 2010

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3. Related Persons

Last Name	First Name	Middle Name
Barron	Michael	A

Street Address 1	Street Address 2
6650 Via Austi Parkway Suite 170	

City	State/Province/Country	ZIP/Postal Code
Las Vegas	NEVADA	8911

Relationship:	☑ Executive Officer	☑ Director	☐ Promoter

Clarification of Response (if Necessary)

4. Industry Group

Source: LAS VEGAS RAILWAY EXPRESS, INC., D/A, November 03, 2010

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Agriculture

Banking & Financial Services

- Commercial Banking
- Insurance
- Investing
- Investment Banking
- Pooled Investment Fund
- Other Banking & Financial Services

Business Services

Energy

- Coal Mining
- Electric Utilities
- Energy Conservation
- Environmental Services
- Oil & Gas
- Other Energy

Health Care

- Biotechnology
- Health Insurance
- Hospitals & Physicians
- Pharmaceuticals
- Other Health Care

Manufacturing

Real Estate

- Commercial
- Construction
- REITS & Finance
- Residential
- Other Real Estate

Retailing

Restaurants

Technology

- Computers
- Telecommunications
- Other Technology

Travel

- Airlines & Airports
- Lodging & Conventions
- Tourism & Travel Services
- (selected) Other Travel

Other

5. Issuer Size

Revenue Range

- No Revenues
- (selected) $1 - $1,000,000
- $1,000,001 - $5,000,000
- $5,000,001 - $25,000,000
- $25,000,001 - $100,000,000
- Over $100,000,000
- Decline to Disclose
- Not Applicable

Aggregate Net Asset Value Range

- No Aggregate Net Asset Value
- $1 - $5,000,000
- $5,000,001 - $25,000,000
- $25,000,001 - $50,000,000
- $50,000,001 - $100,000,000
- Over $100,000,000
- Decline to Disclose
- Not Applicable

Source: LAS VEGAS RAILWAY EXPRESS, INC., D/A, November 03, 2010

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6. Federal Exemption(s) and Exclusion(s) Claimed (select all that apply)

- [ ] Rule 504(b)(1) (not (i), (ii) or (iii))
- [ ] Rule 504 (b)(1)(i)
- [ ] Rule 504 (b)(1)(ii)
- [ ] Rule 504 (b)(1)(iii)
- [ ] Rule 505
- [x] Rule 506
- [ ] Securities Act Section 4(6)
- [ ] Investment Company Act Section 3(c)

7. Type of Filing

- [ ] New Notice — Date of First Sale: 2010-05-1
- [ ] First Sale Yet to Occur
- [x] Amendment

8. Duration of Offering

Does the issuer intend this offering to last more than one year? (●) Yes ( ) No

9. Type(s) of Securities Offered (select all that apply)

- [ ] Pooled Investment Fund Interests
- [ ] Tenant-in-Common Securities
- [ ] Mineral Property Securities
- [ ] Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security
- [x] Equity
- [ ] Debt
- [x] Option, Warrant or Other Right to Acquire Another Security
- [ ] Other (describe)

10. Business Combination Transaction

Is this offering being made in connection with a business combination transaction, such as a merger, acquisition or exchange offer? ( ) Yes (●) No

Clarification of Response (if Necessary)

11. Minimum Investment

Minimum investment accepted from any outside investor $ 10000 USD

12. Sales Compensation

Source: LAS VEGAS RAILWAY EXPRESS, INC., D/A, November 03, 2010 Powered by Morningstar® Document Research℠

Recipient	Recipient CRD Number	☑ None
x		

(Associated) Broker or Dealer ☑ None	(Associated) Broker or Dealer CRD Number ☑ None

Street Address 1	Street Address 2
x	x

City	State/Province/Country	ZIP/Postal Code
x	NEVADA	x

State(s) of Solicitation ☐ All States ☐ Foreign/Non-US

NEVADA

---

13. Offering and Sales Amounts

Total Offering Amount	$		USD	☑ Indefinite
Total Amount Sold	$	969183	USD	
Total Remaining to be Sold	$		USD	☑ Indefinite

Clarification of Response (If Necessary)

14. Investors

☐ Select if securities in the offering have been or may be sold to persons who do not qualify as accredited investors,

Source: LAS VEGAS RAILWAY EXPRESS, INC., D/A, November 03, 2010

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Number of such non-accredited investors who already have invested in the offering

Regardless of whether securities in the offering have been or may be sold to persons who do not qualify as accredited investors, enter the total number of investors who already have invested in the offering: 0

15. Sales Commissions & Finders' Fees Expenses

Provide separately the amounts of sales commissions and finders' fees expenses, if any. If the amount of an expenditure is not known, provide an estimate and check the box next to the amount.

Sales Commissions $ 0 USD ☐ Estimate

Finders' Fees $ 0 USD ☐ Estimate

Clarification of Response (if Necessary)

16. Use of Proceeds

Provide the amount of the gross proceeds of the offering that has been or is proposed to be used for payments to any of the persons required to be named as executive officers, directors or promoters in response to Item 3 above. If the amount is unknown, provide an estimate and check the box next to the amount.

$ 0 USD ☐ Estimate

Clarification of Response (if Necessary)

Signature and Submission

Please verify the information you have entered and review the Terms of Submission below before signing and clicking SUBMIT below to file this notice.

Source: LAS VEGAS RAILWAY EXPRESS, INC., D/A, November 03, 2010 Powered by Morningstar® Document Research℠

Terms of Submission

In submitting this notice, each issuer named above is:

- Notifying the SEC and/or each State in which this notice is filed of the offering of securities described and undertaking to furnish them, upon written request, the information furnished to offerees.
- Irrevocably appointing each of the Secretary of the SEC and, the Securities Administrator or other legally designated officer of the State in which the issuer maintains its principal place of business and any State in which this notice is filed, as its agents for service of process, and agreeing that these persons may accept service on its behalf, of any notice, process or pleading, and further agreeing that such service may be made by registered or certified mail, in any Federal or state action, administrative proceeding, or arbitration brought against it in any place subject to the jurisdiction of the United States, if the action, proceeding or arbitration (a) arises out of any activity in connection with the offering of securities that is the subject of this notice, and (b) is founded, directly or indirectly, upon the provisions of: (i) the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, or the Investment Advisers Act of 1940, or any rule or regulation under any of these statutes, or (ii) the laws of the State in which the issuer maintains its principal place of business or any State in which this notice is filed.
- Certifying that the issuer is not disqualified from relying on any Regulation D exemption it has identified in Item 6 above for one of the reasons stated in Rule 505(b)(2)(iii).

Each issuer identified above has read this notice, knows the contents to be true, and has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

For signature, type in the signer's name or other letters or characters adopted or authorized as the signer's signature.

Issuer	Signature	Name of Signer	Title	Date
LAS VEGAS RAILWAY EXPRESS, INC.	/s/Michael A. Barron	Michael A. Barron	CEO	2010-11-03

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Source: LAS VEGAS RAILWAY EXPRESS, INC., D/A, November 03, 2010 Powered by Morningstar® Document Research℠